Filed by NBT Bancorp Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934
Subject Company:  Hampshire First Bank
SEC File No. 0-14703

1
NBT Bank Overview
NBT Bank Overview
November 21, 2011

Who are we?

• Established in 1856
• Assets of $5.5 Billion
 – Among the 100 largest banks in the U.S.
 – 1,660 Employees
 • 1,365 in New York
 • 249 in Pennsylvania
 • 23 in Vermont
 • 21 in Massachusetts
 • One each in Kentucky and Nebraska
• 128 Branches
 – 86 in New York
 – 35 in Pennsylvania
 – 3 in Vermont
 – 4 in Massachusetts
• 165 ATMs
NBT Bancorp at a Glance

Where are we?

NBT BANCORP
EPIC
NBT BANK
Pennstar
VERMONT
MASSACHUSETTS
NEW YORK
mang
PENNSYLVANIA
NBT Bank
Pennstar Bank
EPIC Advisors
Mang Insurance Agency
NBT Bank Office and Mang Insurance Agency

Locations

Vermont Regional Headquarters

ENTERING
GREAT BARRINGTON
ENTERING
LEE
Hello,
Berkshire
County.
ENTERING
NORTH ADAMS
ENTERING
PITTSFIELD

Berkshire County Branch Acquisition

What are we about?

Strategic Vision
NBT Bancorp Inc. will strive to remain an independent
community-oriented financial service provider positioned to
take advantage of strategic growth opportunities. Stockholder value will be enhanced by profitably serving our markets and by offering our customers products and services that satisfy their changing needs while building customer loyalty through
responsive and superior customer service.
We will cultivate a positive working environment that promotes pride and teamwork while recognizing achievement. The
company will reward employees who think like owners and
exhibit the initiative necessary to ensure our growth and
continued success.

Strategic Roadmap
Vision
Values
Strategic
Focus
Areas
Budget
Incentive Plan
Business Plan
Performance Management Processes

96%
92%
85%
68%
94%
93%
84%
80%
93%
92%
87%
82%
0%
20%
40%
60%
80%
100%
2011
2009
2007
National Norm

NBT BANK

NBT Bancorp Culture Survey Results
This company
cares
a great deal
about
customer
satisfaction.
I am proud to
work for this
company.
I understand
the
relationship
between my
job and the
company’s
direction and
goals.
% Favorable Responses

How are we doing?

Our Peer Group
NAME	HQ CITY	STATE	TICKER
Berkshire Hills Bancorp, Inc.	Pittsfield	MA	BHLB
Community Bank System, Inc.	Dewitt	NY	CBU
First Commonwealth Financial Corporation	Indiana	PA	FCF
F.N.B. Corporation	Hermitage	PA	FNB
National Penn Bancshares, Inc.	Boyertown	PA	NPBC
Northwest Bancorp, Inc.	Warren	PA	NWBI
Provident New York Bancorp	Montebello	NY	PBNY
S&T Bancorp, Inc.	Indiana	PA	STBA
Susquehanna Bancshares	Lititz	PA	SUSQ
Tompkins Financial Corporation	Ithaca	NY	TMP
TrustCo Bank Corp NY	Glenville	NY	TRST

4.20%
4.05%
3.90%
3.75%
3.60%
3.45%
3.30%
3.15%
4.14%
4.04%
3.81%
3.79%
3.76%
3.74%
3.71%
3.70%
3.58%
3.58%
3.46%
3.38%
NBTB
CBU
FCF
FNB
STBA
BHLB
TMP
NWBI
PBNY
SUSQ
NPBC
TRST

Net Interest Margin
Peer Group Comparison
Quarter Ended September 30, 2011
Source: Peer Press Releases

1.40%
0.90%
0.40%
-0.10%
1.23%
1.20%
1.15%
1.12%
0.95%
0.95%
0.88%
0.83%
0.58%
0.45%
0.42%
- 0.07%
CBU
STBA
NPBC
NBTB
FNB
TMP
TRST
NWBI
FCF
BHLB
SUSQ
PBNY

Return on Average Assets
Peer Group Comparison
Quarter Ended September 30, 2011
Source: Peer Press Releases

13.00%
11.00%
9.00%
7.00%
5.00%
3.00%
1.00%
-1.00%
11.21%
10.91%
10.67%
10.29%
8.59%
8.12%
7.79%
5.62%
4.29%
3.31%
2.94%
-0.45%
NBTB
TRST
CBU
TMP
NPBC
STBA
FNB
NWBI
FCF
BHLB
SUSQ
PBNY

Return on Average Equity
Peer Group Comparison
Quarter Ended September 30, 2011
Source: Peer Press Releases

250%
225%
200%
175%
150%
125%
100%
75%
50%
25%
226%
196%
161%
148%
119%
102%
87%
87%
69%
68%
45%
45%
CBU
NPBC
NBTB
BHLB
SUSQ
TRST
STBA
FNB
PBNY
TMP
NWBI
FCF

Allowance/Nonperforming Loans
Peer Group Comparison
Quarter Ended September 30, 2011
Source: Peer Press Releases

3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
2.54%
1.97%
1.93%
1.92%
1.81%
1.64%
1.64%
1.60%
1.43%
1.33%
1.22%
1.07%
NPBC
SUSQ
TRST
NBTB
FCF
STBA
PBNY
FNB
TMP
NWBI
CBU
BHLB

Loan Loss Reserve/Gross Loans
Peer Group Comparison
Quarter Ended September 30, 2011
Source: Peer Press Releases

5.00%
4.50%
4.00%
3.50%
3.00%
2.50%
2.00%
1.50%
1.00%
0.50%
0.00%
0.54%
0.72%
1.19%
1.29%
1.65%
1.85%
1.89%
1.89%
2.11%
2.38%
2.92%
4.07%
CBU
BHLB
NBTB
NPBC
SUSQ
FNB
TRST
STBA
TMP
PBNY
NWBI
FCF

Nonperforming Loans/Loans
Peer Group Comparison
Quarter Ended September 30, 2011
Source: Peer Press Releases

Relative Average Ranking
Quarter Ended September 30, 2011
Calculated using source data from Peer Press Releases
Ratios	Relative Peer Ranking
Return on Average Equity	1
Return on Average Assets	4
Net Interest Margin	1
Allowance for Loan and Leases to Total Loans	4
Nonperforming Loans to Total Loans	3
Allowance for Loan and Leases to Nonperforming Loans	3
NBTB Average Ranking	2.67

NBTB
CBU
NPBC
STBA
TRST
FNB
SUSQ
BHLB
TMP
FCF
NWBI
PBNY

Relative Average Ranking
Quarter Ended September 30, 2011
Calculated using source data from Peer Press Releases
2.67
3.17
4.33
5.50
6.33
7.17
7.33
7.33
8.33
9.33
9.67
6.17
2
4
6
8
10
12

Forbes

DECEMBER 20, 2010 | WWW.FORBES.COM

America's Best And Worst Banks

Overall the sector is healthier, but many small banks are struggling. Forbes crunches the numbers to find the strongest and those on shaky ground. By Kurt Badenhausen

America's Best Banks*

Overall Rank	Company	Total Assets($bil)	NPLs/Loans %	Reserves/NPLs	Tier 1 Ratio %
1	Bank of Hawaii	13	0.9	296	17.7
2	East West Bancorp	20	1.3	136	17.9
3	Prosperity Bancshares	9	0.3	552	13.2
4	First Citizens BancShares	21	1.6	97	14.5
5	SVB Financial	16	0.9	165	15.0
6	IBERIABANK	11	0.8	277	18.6
7	Community Bank System	5	0.6	220	12.9
8	Commerce Bancshares	19	1.3	155	14.3
9	Signature Bank	11	0.9	144	13.5
10	UMB Financial	11	0.6	244	12.6
11	**NBT Bancorp**	**5**	**1.1**	**176**	**12.2**
12	Westamerica Bancorp	5	1.9	68	13.6

* This is only a portion of the full list of America's Best and Worst Banks.
NPLs: Nonperforming loans include loans 90+ days past due and nonaccrual loans.
Source: SNL Financial

NBT BANK

FEATURE STORY | PART ONE: BANKS WITH ASSETS OVER $3 BILLION
Banking's
Top
Performers
2011
By Vanessa Mambrino and Nick Rubin, Capital Performance Group

ABA Banking Journal

Our rating in customer satisfaction
versus the largest U.S. retail banks based on third quarter 2010 customer research by the American Customer Satisfaction Index™.
Looking for a bank that puts you first?
Find an NBT Bank Near You
#1

NBT BANK

First in Customer Satisfaction
According to research conducted by
the American Customer Satisfaction
Index™ (ACSI) during the third
quarter of 2010,we scored the highest
rating in customer satisfaction versus
the largest U.S. retail banks.

20
5
-10
-25
-40
2008
2009
2010
2011
NBT Bancorp
Dow Industrials
S&P 500
NASDAQ Financial

Three-Year Comparative Returns
For the period from September 30, 2008 to September 30, 2011
Source: Bloomberg

170
150
130
110
90
70
50
30
10
-10
-30
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
NBT Bancorp
Dow Industrials
S&P 500
NASDAQ Financial

Ten-Year Comparative Returns
For the period from September 30, 2001 to September 30, 2011
Source: Bloomberg

How do we do this?

1) Employees
2) Customers

Shine Brighter!

OUR JOURNEY TO EXTRAORDINARY

NBT BANK

Hampshire First Bank & NBT
• Strong, shared commitment to:
 – Community banking
 – Exceptional customer service
• HFB will gain access to additional resources and
 continued ability to leverage local knowledge and
 decision making in its market area
• Extension of NBT Bank’s footprint to New Hampshire
 fits well with recent strategic growth in New England:
 – Organic expansion in northwestern Vermont
 – Acquisition of four new branches last month in Berkshire
 County, Massachusetts

Merger/Conversion Process
• Next Steps
 – Gain additional understanding of HFB
 • Organization
 • Staff
 • Markets
 – Conversion team formation and kickoff
 – Communications
 • Employees (regular “Merger Update” newsletter)
 • Customers
 – Approval by regulators and HFB stockholders

Questions